

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 9, 2013

Via E-Mail
Mr. Darren DeRosa
Chief Executive Officer
Sterling Consolidated Corp.
1105 Green Grove Road
Neptune, NJ 07753

>   **Re: Sterling Consolidated Corp.**
>   **Pre-effective Amendment 1 to Registration Statement on Form S-1**
>   **Filed December 13, 2012**
>   **File No. 333-183246**

Dear Mr. DeRosa:

We reviewed the filing and have the comments below.

General

1. We considered the response to comment 1 in our September 6, 2012 letter and remain concerned that the offering may be a primary offering with respect to the 1,300,000 shares of common stock being registered for resale by your chairman, chief executive officer, and chief financial officers, each of whom is offering a significant number of shares relative to the number of shares of common stock held by non-affiliates. We believe that you should reduce significantly the number of shares being registered for resale by Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester relative to the number of shares of common stock held by non-affiliates. Alternatively, you should identify Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester as underwriters in the registration statement. Language such as "may be deemed" to be underwriters is unacceptable.

Interests of Named Experts and Counsel, page 17

2. If you refer to the review of your interim financial statements by your auditor, you should also include its review report in the filing. In addition, an auditor acknowledgement should be filed under Exhibit 15. Please also note that September 30, 2012 interim financial statements are currently included in the filing and not the March 31, 2012 interim statements referenced on page 17.

Equity Exchange Agreement, page 18

3. Disclosure that 30,797,373 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange is inconsistent with disclosures in notes 1, 8, and 12 to the financial statements on pages F-7, F-16, and F-19 that 30,697,040 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange. Please reconcile the disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 23

4. Please revise to discuss with quantification the business reasons for changes between periods in each segment's results of operations. Please refer to Item 303(a) of Regulation S-K.

5. Please revise to provide substantive explanations for the changes between periods in your other income and interest expense.

Net Revenue, page 23

6. Please revise to disclose if the issue regarding the delayed shipments remains ongoing or has been resolved. To the extent the issue remains ongoing, please revise to disclose how long you expect this trend to continue and what action(s), if any, you plan to take to mitigate the financial statement impact of these delayed shipments.

7. In light of the impact that delayed shipments from international suppliers had on your results for the three months ended September 30, 2011, it is unclear how the nearly 10% decrease in net revenue is attributed to an economic slowdown in the U.S. manufacturing sector. Please revise your disclosure accordingly to clarify.

Liquidity and Capital Resources, page 25

8. We note your response to comment 21 from our letter dated September 6, 2012. Please revise to more clearly differentiate between the actual amount of cash inflows and outflows for the years presented and the changes in your cash inflows and outflows between periods. For example, you disclose that you experienced a decrease in cash flows from investing activities of $21,233 during 2011. However, that amount appears to represent your actual cash outflows from investing activities for 2011 rather than the amount of the change in cash outflows from investing activities when comparing 2010 to 2011.

Critical Accounting Policies and Estimates, page 26

9. We note your response to comment 22 from our letter dated September 6, 2012. It appears that you have not fully revised this section as necessary to make changes applicable to your business. For example, in the first paragraph of this section, you make reference to estimates for intangible assets, warranty obligations, restructuring, pensions, and postretirement benefits, but you do not have any accounting policies in your financial statements regarding these matters. Also, as previously indicated, your stock based compensation disclosure indicates you have a short history of issuing options. However, your financial statements make no reference to the issuance of any stock options. Please revise your filing carefully and make changes as deemed necessary throughout your filing.

Executive Compensation, page 32

10. Include Item 402 of Regulation S-K disclosures for the fiscal year ended December 31, 2012. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Note also that you should retain information 2011 in this table since you have already been required to provide it your registration statement as originally filed. See Instruction 1 to Item 402(n) of Regulation S-K.

Audited Consolidated Financial Statements, page F-1

Consolidated Balance Sheet, page F-8

11. It appears that when you revised your financial statements to give retroactive effect to the stock split, the change in tax status to a C-corporation, and to give effect to the share exchange agreement, you also restated certain line items of your financial statements. In particular, we note that accounts payable and accrued expenses increased by approximately $176,000 as of December 31, 2011 (representing 14% of current liabilities) and by approximately $70,000 as of December 31, 2010. Please tell us the reasons for this change to your financial statements. Please also tell us how you considered the need to provide the disclosures required by ASC 250-10-50, including a clear description of the error that was detected and subsequently corrected.

Consolidated Statement of Stockholders' Equity, page F-5

12. We note your response to comment 45 from our letter dated September 6, 2012. Please explain why you recorded a shareholder contribution of property for $672,715 during 2011 and then eliminated it during the same period. We note your disclosure on page F-26 that title to the property was not transferred to you until November 2012. Furthermore, your disclosures on page F-26 indicate that the contribution was

recorded as a subscription receivable as of December 31, 2011, but that is not consistent with the amounts currently presented on your December 31, 2011 balance sheet.

Note 1 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

13. We note your response to comment 39 from our letter dated September 6, 2012. Please revise to remove any references to FASB pre-codification literature (such as EITFs) and replace them, if considered necessary, with the applicable references to the FASB Accounting Standards Codification.

14. Please revise to clarify, if true, that you recognize revenue on a gross basis for third party freight services provided by Integrity Cargo Freight Corporation. Your current disclosure indicates that the subsidiary is the primary obligor in its shipping arrangements, but it does not specifically indicate whether the gross or net method is used.

Expenses, page F-10

15. ASC 330-10-30-1 indicates that expenditures and charges directly or indirectly incurred in bringing an article to its existing and location are inventory costs. As such, please tell us how you determined that excluding the cost of inbound freight from cost of goods meets the requirements of ASC 330-10-30-1.

16. Please revise to clarify what is meant by your statement "cost of services includes direct labor and direct services." It is unclear what types of direct services costs are included in this line item. It is also unclear if this line item represents costs associated only with a particular revenue stream or several of your revenue streams.

Note 4 – Line of Credit, page F-15

17. We note your response to comment 40 from our letter dated September 6, 2012. Please revise your disclosures here and your MD&A to indicate whether or not you were in compliance with all of your debt covenants as of December 31, 2011.

Note 9 – Income Tax, page F-17

18. Please revise to provide the rate reconciliation required by ASC 740-10-50-12.

Note 12 – Segment Information, page F-18

19. Please revise your table so that the amounts presented in the "consolidated" column
    are consistent with the amounts presented elsewhere in your financial statements. For
    example, you disclose capital expenditures of $1,411,959 for 2010 in the table on
    page F-19, but you present a different amount for capital expenditures in your 2010
    consolidated statement of cash flows on page F-6. Please also review footnote (b) to
    the table on page F-19. It appears that the amounts disclosed should be presented in
    thousands rather than in millions.

20. It appears that you have included miscellaneous items with the results of your rental
    services segment into a single column titled "Rental, Interest, and Other." Please
    revise to quantify eliminations and other unallocated items and present them in their
    own columns separate from your segment measures. Please disclose the basis of
    accounting for any transactions between reportable segments, describe the nature and
    effect of any asymmetrical allocations to segments, and separately identify and
    describe all significant reconciling items. Please refer to paragraphs 29-31 of ASC
    280-10-50.

21. It appears that the net income (loss) attributable to Sterling Consolidated Corp. line
    items on page F-19 actually represent income (loss) before provision for income
    taxes. Please revise the titles accordingly or advise.

Note 12 – Subsequent Events, page F-19

22. We note your response to comment 42 from our letter dated September 6, 2012. We
    previously requested that you disclose how you determined the adjusted cost basis of
    the contributed property as of the commitment date. Please revise your disclosures
    here and on page F-26 accordingly. Please also renumber this footnote so that there
    are not two financial statement footnotes marked as "Note 12."

Unaudited Consolidated Financial Statements, page F-21

General

23. Please address the above comments in your interim financial statements as well.

24. We note your response to comment 34 from our letter dated September 6, 2012;
    however, your interim financial statements should also include segment disclosures.
    Please revise to provide the disclosures required by paragraphs 32 and 33 of ASC
    280-10-50.

Consolidated Statements of Operations, page F-22

25. Please revise the headings on pages F-22 and F-24 to indicate the actual periods
    presented. September 30 appears to be missing from each of these headings.

Exhibits

26. Indicate in the exhibit table by footnote or otherwise any exhibit filed previously. For example, refer to exhibits 3.1 and 10.1 which were filed on August 10, 2012.

Exhibit 3.2

27. Notwithstanding the representation made in response to comment 48 in our September 6, 2012 letter that you have included all exhibits, you did not file exhibit 3.2 to the registration statement. Please file the exhibit with the next amendment to the registration statement.

Exhibit 10.2

28. We note that you did not file schedule A to the exhibit. Refile the exhibit in its entirety to include the schedule. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726